Filed by Taboola.com Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: ION Acquisition Corp 1 Ltd.

Commission File No. 001-39581

Date: January 26, 2021

Taboola Is Joining The SPAC Craze With Plans To Go Public

Forbes

By Marty Swant

January 25, 2021

Content recommendation engine Taboola is planning to go public later this year, making it the latest company to take advantage of a white-hot trend by merging with a special-purpose acquisition company (SPAC).

Today, the company announced plans to merge in the the second quarter with ION Acquisition Corp. 1, an Israeli company that raised $259 million last year as a SPAC while going public on the New York Stock Exchange.

According to Taboola founder and CEO Adam Singolda, the company is planning to raise $545 million, with $259 million in trust coming from ION, along with another $285 million in PIPE financing from investors including Fidelity and Baron Capital. After the merger with ION, Taboola will be listed on the New York Stock Exchange under the ticker TBLA with an implied valuation of $2.6 billion. The deal is expected to close in the second quarter of 2021.

Before the latest fundraising round, Taboola had raised $160 million, and the company says it is ending 2020 with $1.2 billion in revenues along with $34 million in operating income and $100 million of adjusted EBITDA. After the deal closes, the company expects to have $600 million in cash and cash equivalents, and plans to invest $100 million in R&D efforts this year for areas such as e-commerce, artificial intelligence, and video capabilities for TV and other devices.

While Taboola currently works with more than 13,000 advertisers and 9,000 digital properties, it’s often associated with clickbait content. However, Singolda says 50% of clicks keep a user on a publisher’s website. It’s the other half where he says there’s room for more advertisers as well as other types of content. The company has also been growing its content moderation team, which now has 50 people reviewing more than half a million URLs a week to deal with issues around misinformation or content quality.

“As a public company, we can look into inorganic growth, so we’ll have that,” Singolda says. “We’ll have the currency, we’ll have the cash. And then beyond that, I’m looking at expanding from a growth perspective (such as) e-commerce. How do we enable Instagram-style shopping experiences and publisher websites? Like buy a shirt now on the website. Or TV ads: TV ads go primarily to YouTube and Facebook, but why shouldn’t they go more to the open web? So how do you do that? Integration with devices like the Apple News, integration, but for the rest of the devices in the world. We want to we want to do that. And connected TV. I want to be on every app that I watch like TV over time. So all those things will actually help to supercharge that.”

Taboola is just the latest company to take advantage of the SPAC craze, which has grown increasingly popular over the past year as an alternative way to go public. SPACs—often nicknamed “blank-check companies”—list shares as a shell company, then target a private company to acquire that’ll be the actual revenue driver. Once the acquisition is complete, the target company becomes public, skipping the formal IPO route. Other companies that have gone public in the past year via SPACs include Group Nine Media, United Wholesale Mortgage, DraftKings and Virgin Galactic.

Some say SPACs can avoid the usual scrutiny and transparency that come with the usual roadshow. A recent Forbes investigation found that a group of hedge funds are making 20% returns on SPACs with virtually zero risk.

However, ION CEO Gilad Shany says Taboola investors and clients will “see a stable company, a growing company and independent company” that will also raise the company’s profile for consumers as well who might not always recognize the company behind all the content at the bottom of a website. He adds that ION is keeping the SPAC small and putting “way more capital in the PIPE than we’re putting gin the SPAC itself.”

“This is a company where it can significantly benefit from being public on multiple fronts,” Shany says. “Advertisers and publishers knowing that Taboola is a public company, having the transparency to its filing, knowing that it’s a profitable company with a very strong balance sheet with over half a billion dollars of cash I think will allow many companies out there—both on the publisher side and the advertising side—to look at us in a different light.”

The news comes just months after Taboola and Outbrain—another Israeli content recommendation company—called off their $850 million merger. Shany says the companies weren’t in discussions until after the Taboola-Outbrain merger fell through. However, he says “sometimes the stars align.”

“Our SPAC went public exactly as these conversations kind of fell apart,” Shany says. “And it was clear that these companies are looking for their next act. And you know, we were able to connect pretty quickly with Taboola after our IPO. And I think there was very fortunate to be in the right place at the right time. I think if our IPO was six months earlier or six months later, we probably wouldn’t have been the partner for Taboola so sometimes, you know, timing is everything and it just turned out to be fortunate timing.”

Taboola, founded in 2007, has spent the past several years vying to become a viable competitor to Google and Facebook by giving advertisers and publishers and alternative to so-called “walled gardens.” With 500 million daily active users, Taboola says it now provides 1 trillion recommendations a month. By promoting the “open web”—which many ad-tech companies describe the internet beyond Google and Facebook—Singolda says “the world deserves a non-giant, non-walled garden.”

“So I think it’s a good time to do it,” he says of finally going public. “And we have the financials to support that. There’s a huge market here: It’s a $64 billion market for the open web alone...everything is now basically what Google Facebook, Amazon. So it’s a big market. It’s very fragmented, there is no big company in the open web, and we think we can create a lot more value by being public.”

Additional Information

This communication is being made in respect of the proposed transaction involving Taboola.com Ltd. (“Taboola”) and ION Acquisition Corp. 1 Ltd. (“ION”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. In connection with the proposed transaction, Taboola will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that will include a proxy statement of ION in connection with ION’s solicitation of proxies for the vote by ION’s shareholders with respect to the proposed transaction and other matters as may be described in the registration statement. Taboola and ION also plan to file other documents with the SEC regarding the proposed transaction and a proxy statement/prospectus will be mailed to holders of shares of ION’s Class A ordinary shares. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The proxy statement/prospectus, as well as other filings containing information about Taboola and ION will be available without charge at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus can also be obtained, when available, without charge, from Taboola’s website at http://www.taboola.com. Copies of the proxy statement/prospectus can be obtained, when available, without charge, from ION’s website at http://www.ion-am.com/spac.

Participants in the Solicitations

Taboola, ION and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from ION’s shareholders in connection with the proposed transaction. You can find more information about ION’s directors and executive officers in ION’s final prospectus dated October 1, 2020 and filed with the SEC on October 5, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.

Caution About Forward-Looking Statements

This communication includes forward-looking statements. These forward-looking statements are based on Taboola’s and ION’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond Taboola’s and ION’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for Taboola or ION to predict these events or how they may affect Taboola or ION. Except as required by law, neither Taboola nor ION has any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date this communication is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Uncertainties and risk factors that could affect Taboola’s and ION’s future performance and cause results to differ from the forward-looking statements in this release include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination; the outcome of any legal proceedings that may be instituted against ION or Taboola, the combined company or others following the announcement of the business combination; the inability to complete the business combination due to the failure to obtain approval of the shareholders of ION or to satisfy other conditions to closing; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the ability to meet stock exchange listing standards following the consummation of the business combination; the risk that the business combination disrupts current plans and operations of ION or Taboola as a result of the announcement and consummation of the business combination; the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; costs related to the business combination; changes in applicable laws or regulations; Taboola’s estimates of expenses and profitability and underlying assumptions with respect to shareholder redemptions and purchase price and other adjustments; ability to meet minimum guarantee requirements in contracts with digital properties; intense competition in the digital advertising space, including with competitors who have significantly more resources; ability to grow and scale Taboola’s ad and content platform through new relationships with advertisers and digital properties; ability to secure high quality content from digital properties; ability to maintain relationships with current advertiser and digital property partners; ability to make continued investments in Taboola’s AI-powered technology platform; the need to attract, train and retain highly-skilled technical workforce; changes in the regulation of, or market practice with respect to, “third party cookies” and its impact on digital advertising; continued engagement by users who interact with Taboola’s platform on various digital properties; the impact of the ongoing COVID-19 pandemic; reliance on a limited number of partners for a significant portion of Taboola’s revenue; changes in laws and regulations related to privacy, data protection, advertising regulation, competition and other areas related to digital advertising; ability to enforce, protect and maintain intellectual property rights; and risks related to the fact that we are incorporated in Israel and governed by Israeli law; and other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in ION’s final prospectus dated October 1, 2020 relating to its initial public offering and in subsequent filings with the SEC, including the proxy statement relating to the business combination expected to be filed by ION.